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                                                             Exhibit (m)(ii)



                                    AGREEMENT

Whereas the Amended Distribution Plan ("Plan") of Legg Mason Cash Reserve Trust ("Trust") provides for payment to Legg Mason Wood Walker, Inc. ("Legg Mason"), as compensation for Legg Mason's services as principal underwriter of the Trust's shares, of a distribution and shareholder services fee at the rate of 0.15% on an annualized basis of the average daily net assets of the Trust's shares; and

Whereas, the Board has determined to pay Legg Mason a distribution and shareholder services fee at the lesser rate of 0.10%; therefore, Legg Mason and the Legg Mason Cash Reserve Trust hereby

AGREE that the total distribution and shareholder services fee payable to Legg Mason pursuant to the Plan shall be 0.10% on an annualized basis of the average daily net assets of the Trust's shares.

This Agreement is effective as of May 1, 2004.

The Trust is organized under a Declaration of Trust dated July 24, 1978, as amended. Legg Mason is hereby expressly put on notice of the limitation of liability as set forth in Article XI of the Declaration of Trust and agrees that the obligations assumed by the Trust pursuant to this Agreement shall be limited in any case to the Trust and its assets and that Legg Mason shall not seek satisfaction of any such obligation from the shareholders of the Trust, the trustees, officers, employees or agents of the Trust or any of them.


Legg Mason Wood Walker, Inc.

By: /s/ Neil P. O'Callaghan
    ---------------------------
        Neil P. O'Callaghan
        Vice President


Legg Mason Cash Reserve Trust

By: /s/ Gregory T. Merz
    ---------------------------
        Gregory T. Merz
        Vice President and Secretary